March 30, 2011

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC  20549

Re:       Great Spirits, Inc.
Item 4.01, Form 8-K
Filed  March 29, 2011
File No. 000-52997

Dear Mr. Spirgel:

With respect to the letter dated March 29, 2011 (the “Comment Letter”), which you sent on behalf of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Current Report on Form 8-K of Great Spirits, Inc., a Colorado corporation (the “Registrant”) filed March 29, 2011, set forth below are the Registrant’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto.

Securities and Exchange Commission
March 30, 2011
Page
2

Form 8-K

Item 4.01

1.
Please amend your Form 8-K as the disclosure should state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date  of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.  Include a letter from the former accountant addressing the revised disclosures in the amendment to the Form 8-K.

Please be advised supplementally that the Registrant has filed an Amendment to its Form 8-K, which has been revised to include that during the registrant’s two most recent fiscal years and in subsequent interim period and through the date of dismissal there were no disagreements with its former accountant and/or reportable events (as that term is used in Item 304(a)(1)(iv) and (v) of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure or auditing, scope or procedure.

2.
Please note that the resignation or dismissal of an independent accountant, or its refusal to stand for re-appointment, is a reportable event.  As such, the Form 8-K should be filed or furnished within four business days after occurrence of the event, or the date the relationship with Ronald R. Chadwick, P.C. ceased.

Please be advised supplementally that the Registrant, due in part to not having a Chief Financial Officer with public company experience, was unaware of such reporting obligation.  The Registrant has requested that our SEC attorney provide us with required guidance in all future required filings as well as outlining our obligations to insure that all future reports are filed timely.

Should you have any questions or require additional information, please contact our SEC counsel, Richard G. Satin, Esq. of Ruskin Moscou Faltischek, P.C., East Tower, 15th Floor, Uniondale, New York 11556, (516) 663-6514, rsatin@rmfpc.com.

Sincerely,

/s/ Thomas Willis
Thomas Willis

Securities and Exchange Commission
March 30, 2011

Acknowledgement

In connection with the response of Great Spirits, Inc. (“Great Spirits”) to the comment letter of the Securities and Exchange Commission (the “Commission”) dated March 29, 2011 filed by Great Spirits with the Commission on March 29, 2011, the undersigned, Thomas Willis, in his capacity as Chief Executive Officer of Great Spirits, hereby acknowledges that:

(i)	Great Spirits is responsible for the adequacy and accuracy of the disclosure in the filing;
(ii)	comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	Great Spirits may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged as of this 30th day of March, 2011.

Great Spirits, Inc.

By:	/s/ Thomas Willis
Thomas Willis,
Chief Executive Officer